[Letterhead of Sutherland Asbill & Brennan LLP]

April 30, 2010

VIA EDGAR

Mr. Tom Jones

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spectrum Brands Holdings, Inc.

Registration Statement on Form S-4

Filed March 29, 2010

File No. 333-165769

Dear Mr. Jones:

On behalf of Spectrum Brands Holdings, Inc. (the “Company”), set forth below is the Company’s response to the written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s registration statement on Form S-4 (File No. 333-165769), filed with the Commission on March 29, 2010 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Registration Statement reflecting the Staff’s comments.

Prospectus Cover Page

1.

Please revise your cover page to limit the amount of detail provided and simplify the description of the proposed transaction. Your use of smaller font has allowed you to fit all the information presented on one page; however, the amount of detail has made the transaction appear more complex than it really is. For example, you refer twice on the cover page to “the unanimous recommendation to the board of directors of a committee consisting solely of independent directors.” Also, revise the cover page to remove information that is not necessarily required to be included or is not appropriate for the cover page. For example, it does not appear that the description of the business of Russell Hobbs, Inc. and the four

Mr. Tom Jones

April 30, 2010

bullets after the description are required to be disclosed on the cover page. Refer to Item 501 of Regulation S-K.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Please revise the disclosure to clearly state that neither the shareholders of Spectrum Brands, Inc. nor the shareholder of Russell Hobbs, Inc. will know at the time of the vote the actual value of the consideration they will receive in the merger.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please revise the disclosure to clearly state that at the time of the vote, shareholders will not know the number of shares that will be issued in the merger to Harbinger Parties in exchange for their shares of Russell Hobbs, Inc. common stock.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

What are the mergers?, page 1

4.	Please include as of the latest practicable date an example of the actual value of the consideration and the number of shares to be issued in the merger to the (i) Harbinger Parties as a consequence of their share holdings in Spectrum Brands, Inc.; (ii) remaining shareholders of Spectrum Brands, Inc.; and (iii) Harbinger Parties as the sole shareholder of Russell Hobbs, Inc. Also, clarify that the actual value and number of shares to be issued may differ from the example, since the actual value and number will not be known at the time of the vote.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Please revise to include a brief description of the “various adjustments” to the $675 million enterprise value that will be paid to the Harbinger Parties in exchange for their shares of Russell Hobbs common stock in the merger. Please also quantify the amount of the adjustments as of the most recent practicable date.

Mr. Tom Jones

April 30, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Please tell us, with a view to disclosure, whether the shares to be issued to the Harbinger Parties upon conversion of the $158 million term debt are included in either the 30,629,213 shares being issued to Spectrum Brands, Inc. shareholders or the 20,432,000 shares mentioned on page 190.

The shares of the Company to be issued to the Harbinger Parties, as defined in the Registration Statement, upon conversion of the Harbinger Parties’ existing approximately $158 million principal amount of Russell Hobbs, Inc.’s term debt are included in the 20,432,000 shares to be issued to Russell Hobbs, Inc.’s stockholders and are not included in the shares to be registered pursuant to the Registration Statement. The Company has revised the above referenced disclosure in response to the Staff’s comment. Please see our response to item 10 below.

Unaudited Pro Forma Condensed Combined Financial Statements, page 183

7.	Please revise to disclose, if true, that the fiscal year end of Spectrum Brands Holdings, Inc. will be September 30, the same as Spectrum’s current fiscal year-end. Otherwise, please advise.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the following statement in the second paragraph of the introduction of the UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS:

“SB Holdings fiscal year ends September 30, the same date as Spectrum’s fiscal year end.”

8.	We note your disclosures here and on pages 27, 187, and 188 that you have presented unaudited pro forma condensed combined statement of operations for the six months ended January 3, 2010. Please explain to us why you included an unaudited pro forma condensed combined statement of operations for the six months ended January 3, 2010 rather than an unaudited pro forma condensed combined statement of operations for the three months ended January 3, 2010. Within your discussion, please explain how you considered the guidance in Rule 11-02(c)(3) of Regulation S-X, which indicates that pro forma condensed statements of income shall be presented using the registrant’s (Spectrum’s) fiscal year end.

The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure presents the interim financial statements for the

Mr. Tom Jones

April 30, 2010

three months ended January 3, 2010 in accordance with Rule 11-02(c)(3) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended September 30, 2009, page 186

9.	We note here and on page 187 that you made pro forma adjustments that impact certain line items within the pro forma condensed combined statement of operations. However, we do not see where you have made any adjustments for the tax impact related to these adjustments. Please advise or revise.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the following footnote on the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended September 30, 2009 and for the Three Months ended January 3, 2010:

(w)	As a result of Spectrum’s and Russell Hobbs’ existing income tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred income taxes have been established, and no income tax has been provided related to the pro forma adjustments related to the merger transaction.

10.	We note here and on pages 28 and 187 that you present your pro forma earnings per share, basic and diluted. Please revise your filing to include a note to the pro forma combined condensed statement of operations to show your computations of the weighted average shares outstanding, basic and diluted, on a pro forma combined basis.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the following footnote on the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended September 30, 2009 and for the Three Months ended January 3, 2010:

(x)	The 51,061 shares of SB Holdings common stock issued as a result of the merger includes the issuance of approximately 30,629 shares to former shareholders of Spectrum, 5,225 shares related to the Harbinger Term loan conversion and 15,207 shares related to former Russell Hobbs’ shares. Based on the terms and conditions of the restricted stock agreements of Spectrum and Russell Hobbs, it has been assumed that all stock is fully vested and included in both the basic and diluted shares as of the year ended September 30, 2009 and the three month period ended January 3, 2010.

Net income per common share for the year ended September 30, 2009 and three month period ended January 3, 2010 is calculated based upon the following number of shares:

Mr. Tom Jones

April 30, 2010

	Year Ended September 30, 2009	Three Months Ended January 3, 2010
Basic	51,061	51,061
Effect of restricted stock	—	—

Diluted	51,061	51,061

Notes to the Unaudited Pro Forma Condensed Financial Statements, page 188

Note 1. Conforming Periods, page 188

11.	Not withstanding the comments issued above, please revise your note to clearly disclose the periods combined and the revenues and income for any period that was excluded from or included more than once in the pro forma condensed combined statement of operations for the six months ended January 3, 2010. For instance, we note that you included Spectrum’s results of operations for the three months ended September 30, 2009 within your pro forma condensed combined statement of operations for the year ended September 30, 2009 and within your pro forma condensed combined statement of operations for the six months ended January 3, 2010. Refer to Rule 11-02(c)(3) of Regulation S-X.

The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure discloses the period excluded from the pro forma condensed combined statement of operations in accordance with Rule 11-02(c)(3) of Regulation S-X. Please see our response to item 8 above.

Note 4. Estimate of Consideration Expected to be Transferred, page 189

12.	We note that you utilized the closing price of Spectrum’s common stock as of February 9, 2010, which was the date the merger was announced, to determine the amount of stock consideration for this acquisition. Please explain to us why you utilized the closing price of Spectrum’s common stock on the date the merger was announced rather than the closing price of Spectrum’s common stock at the time the filing was made.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the closing price of Spectrum’s common stock as of April 27, 2010, the most recent date practical to allow for the preparation of this filing the amended S-4.

Mr. Tom Jones

April 30, 2010

13.	Please also revise your notes to provide a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in Spectrum’s recent stock price.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the closing price of Spectrum’s common stock as of April 27, 2010 and a sensitivity increase and decrease of 10% has been disclosed in the revised disclosure.

Note 6. Pro Forma Reclassifications and Adjustments for the Transaction, page 190

14.	Reference is made to adjustment (l). We note that you identified intangible assets with acquisition-date fair values of $403.2 million. Please revise your note to explain the nature of these intangible assets and briefly describe how you determined the estimated fair value of these intangible assets. Within your discussion, please explain how you determined that SB Holdings’ estimated annual intangible asset amortization would be $56 million.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the following:

As part of the business combination, certain Russell Hobbs’ intangible assets were identified and the value quantified at fair value. Specifically, the identifiable intangible assets consisted of customer relationships, the Russell Hobbs’ portfolio of trade names, other trademark license agreements, proprietary technology, and employment non-compete agreements. The $403,200 assigned to the fair value of the intangible assets was based on a preliminary valuation. The identifiable intangible assets were valued using historical metrics (e.g., prior license agreements) to the extent possible. In addition, other similar transactions were also considered. Furthermore, the projected cash flows associated with each asset were considered over the life of the intangible assets when applicable, and discounted back to present value. The license agreements, customer relationships, proprietary technology and non-compete agreement intangibles are amortized, using the straight-line method, over their estimated useful lives of approximately 5 to 20 years. The trade names are considered as indefinite-lived intangible assets and are not amortized. Customer relationships and other trademark license agreements were valued utilizing the multi-period excess earnings method. The relief-from royalty method was used to value the proprietary technology and the Russell Hobbs’ portfolio of trade names. The employment non-compete agreements were estimated by utilizing the with and without method of the income approach.

Please see the Company’s response to Comment 15 below for further discussion on the calculation of the intangible asset amortization of $56 million.

15.	Further to the above, please revise your filing to disclose the expected useful lives or amortization periods of significant assets acquired.

Mr. Tom Jones

April 30, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the following:

The preliminary estimates of useful lives of the intangible assets subject to amortization that were acquired were as follows: 20 years for customer relationships, 12 years for license agreements, approximately 10 years for technology assets and 5 years for non-compete agreements. The preliminary estimates of annual amortization of the intangible assets acquired was as follows: approximately $2,900 for customer relationships, $12,500 for license agreements, $300 for technology assets and $300 for non-compete agreements. The consolidated estimated annual intangible asset amortization of SB Holdings is approximately $56,000, which includes approximately $40,000 for Spectrum.

16.	Reference is made to adjustment (k). Please revise this note to disclose the future maturities of pro forma long-term debt since your long-term debt will be significantly impacted by this transaction.

The Company has revised the above-referenced disclosure in response to the Staff’s comment to include the following:

Senior secured asset-based revolving facility of $300,000, expiring January 2014	$32,022
Senior secured term facility, expiring January 2016	750,000
Senior secured notes, expiring January 2017	750,000

Total outstanding of new bank facilities	$1,532,022

Where You Can Find More Information, page 213

17.	Please update this section to comply with Item 3-12 and Rule 3-05 of Regulation S-X. Similarly, please update your pro forma financial statements in the filing and any related information included within the filing to comply with Rule 11-02(c) of Regulation S-X.

The Company will comply with Item 3-12 and Rule 3-05 of Regulation S-X and Rule 11-02(c) of Regulation S-X.

Exhibits 23.1 and 23.2

18.	Please provide updated consents of your Independent Registered Public Accounting Firms as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

The Company will provide updated consents of its Independent Registered Public Accounting Firms as required by Item 601(b)(23)(i) of Regulation S-K. Please see exhibits 23.1 and 23.2 to the Registration Statement.

Mr. Tom Jones

April 30, 2010

General

19.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s Registration Statement on Form S-4 (File No. 333-165769) filed on March 29, 2010, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus